UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, 29th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J Kick 212-248-3847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

485 Lexington Ave, 11th Fl	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Kick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to me this 24 day of November, 2020.

Notary Public

Signature

Chief Financial Officer
Title

JASON BENCIVENGA
Notary Public – State of New York
NO. 01BE6365257
Qualified in Richmond County
My Commission Expires Oct 2, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Samuel A. Ramirez & Company, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc. (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

New York, New York
November 25, 2020

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$	1,290,705
Due from clearing agent		13,774,129
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		10,715,989
Net trade date receivable		4,910,604
Marketable securities owned, at fair value		27,638,820
Due from related parties		920,498
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,067,381		1,506,503
Operating lease right-of-use assets		8,173,363
Other assets		1,184,508
Deferred income taxes		137,100
Total Assets	$	70,752,219

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	1,286,634
Accrued expenses and other liabilities		22,532,800
Operating lease liabilities		8,754,622
Due to affiliates		328,451
Income taxes payable		39,160
Payables to brokers, dealers and counterparties		87,615
Total Liabilities		33,029,282
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		24,776,204
Total Stockholder's Equity		37,722,937
	$	70,752,219

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily trades and underwrites municipal and corporate debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels.

Receivables from Broker, Dealers, and Counterparties

Receivables from broker, dealers, and counterparties are carried at their estimated collectible amounts. In determining an estimated allowance for uncollectible amounts, the receivables are periodically evaluated for collectability based on known and inherent risks, and current economic conditions.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

Securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2020, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2020. Securities sold, not yet purchased consist of obligations of the United States Treasury.

Included in marketable securities owned at September 30, 2020 are obligations of the following states and jurisdictions:

State of New York*	$	13,424,399
State of Texas*		7,320,418
State of Massachusetts*		2,305,951
State of Maryland*		1,673,693
Other States**		2,908,608
Totals:	$	27,633,069

* Includes various subdivisions and authorities
**Not any one State or jurisdiction is greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There have been no changes in methodologies during the fiscal year ended September 30, 2020. The Company's municipal and corporate obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2020.

	Fair Value Measurements as of September 30, 2020			
	Level 1	Level 2	Level 3	Total
Assets				
Municipal obligations	$ -	$ 27,633,069	$ -	$ 27,633,069
Corporate obligations	-	5,426	-	5,426
Government agencies	325	-	-	325
	$ 325	$ 27,638,495	$ -	$ 27,638,820
Liabilities				
Securities Sold, not yet purchased	$ 1,286,634	$ -	$ -	$ 1,286,634

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

The Company records uncertain tax positons in accordance with FASB ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and
(2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2017.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Covid-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company were initially adversely affected but eventually recovered after the federal government took measures to stabilize the various financial markets. The operations and results of the company could still be materially affected and significant estimates may be materially impacted by local, state, national restrictions and events designed to contain the virus. As of the period ended September 30, 2020, the Company's operating results were not materially adversely impacted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this Statement of Financial Condition.

Accrued expenses and other liabilities consist primarily of year-end compensation accruals expected to be paid by December 30, 2020.

Adoption of New Accounting Standards

On October 1, 2019, the Company adopted ASU No. 2016-02 Leases (Topic 842) and subsequent amendments thereto, which requires the Company to recognize most leases on the Statement of Financial Condition. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $9,237,212, and operating lease liabilities of $9,729,141 as of October 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. Prior periods were not restated and continue to be presented under legacy GAAP. Disclosures about the Company's leasing activities are presented in Note 7 - Leases.

Recent Accounting Standards Issued but Not yet Effective

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company adopted the update on October 1, 2020 but expects the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its Statement of Financial Condition.

3. DUE FROM/TO CLEARING AGENT

The receivable from the clearing agent at September 30, 2020 resulted from the Company's securities transactions. The Company also has a deposit with the clearing agent of $500,000.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company's furniture, equipment and leasehold improvements consisted of the following for the year ended September 30, 2020:

Furniture and equipment	$	2,063,460
Leasehold improvements		1,465,059
Website		45,365
Less: Accumulated depreciation		2,067,381
		1,506,503

5. INCOME TAXES

The Company's net deferred tax asset consisted of the following for the year ended September 30, 2020:

Deferred tax assets:	
Compensation accrual	$ 42,300
Medical insurance accrual	184,900
Operating lease	143,600
Total deferred tax assets:	370,800
Defered tax liabilities:	
Basic difference for fixed assets	201,500
Prepaid expenses	32,200
Total defered tax liabilities	233,700
Net deferred tax assets:	$137,100

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2020. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2020.

The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2020, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

As of September 30, 2020, the amount due to affiliates is noninterest-bearing due on demand and it is due to the Parent and due to an affiliate that is a wholly owned subsidiary of the Company's Parent in the amount of $36,477 and $291,974 respectively. The amount due to the Parent represents a note receivable balance in the amount of $1,100,000 and a payable for taxes and miscellaneous expenses, in the amount of $1,136,477. The note, which is noninterest bearing, provides for principal payments annually based on annual revenues of an affiliate within various payment tiers of $1 million ranging up to $6 million. The minimum payment in any year is $100,000 and the maximum payment is $300,000. The payment for fiscal year 2020 is expected to be received before the end of the calendar year.

The amounts due to the affiliate that is a wholly owned subsidiary of the Company's Parent represent shared employment and operating expenses and are noninterest bearing and due on demand.

On October 10, 2014, the Company loaned $1,000,000 to an entity that is owned by the majority shareholder of the Parent and a family member who is also a shareholder of the Parent. As of September 30, 2020, the remaining balance of the loan is $450,000 plus interest of $20,403. Interest on the loan is billed and collected annually. On September 27, 2017, the repayment agreement was amended to reflect annual payments of $100,000 for seven years and $50,000 for final year. The payment of the full remaining outstanding amount of this loan is expected to be received before year end.

7. LEASES

The Company leases various office space for its headquarters and branches throughout the United States. The Company does not sublease any space. The leases are all operating leases based on fixed rental payments. The Company's leases have remaining terms ranging from 1 year to 7 years. For some of the leases, we make separate payments to the lessor for property taxes assessed on the property, as well as a portion of the common area maintenance associated with the property. We have elected the practical expedient not to separate lease and nonlease comments for all of our building leases and to exclude leases with a term of 12 months or less.

7. LEASES (Continued)

The future payments due under operating leases as of September 30, 2020 is as follows:

Fiscal year ended September 30,		
2021	$	1,592,579
2022		1,614,381
2023		1,611,368
2024		1,605,240
2025		1,645,360
2026 and thereafter		2,534,145
		10,603,073
Less effects of discounting		(1,848,451)
Lease liabilities recognized	$	8,754,622

As of September 30, 2020, the weighted-average remaining lease term for all operating leases is 6.4 years.

Because we do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate, which is 5.50%. This rate is based on a senior note that the Company's Parent has adjusted for the lease term and other factors.

8. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed settlement transactions that were open at September 30, 2020 and were subsequently settled had no material effect on the financial statements as of that date.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2020, the Company's net capital of $37,874,321 exceeded minimum required net capital of $250,000 by $37,624,321.